As filed with the Securities and Exchange Commission on November 30, 2006	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

UNILEVER PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Ronald M. Soiefer, Esq.
Unilever United States, Inc.
700 Sylvan Avenue
Englewood Cliffs, NJ 07632
(201) 894-4000
(Name, address, including zip code, and telephone number, including area code of agent for service)

________________________________

Copies to:

David A. Schwartz, Esq. Unilever United States, Inc. 700 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 894-4000	Patricia Brigantic, Esq. Citibank, N.A. 388 Greenwich Street 14th Floor New York, New York 10013

________________________________

It is proposed that this filing become effective under Rule 466:

☑	immediately upon filing.
☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) ordinary shares, nominal value 3 1/9 pence per share, of Unilever PLC	200,000,000	$5.00	$10,000,000.00	$1070.00
*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

i

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference Sheet

Item Number and Caption			Principal Location of Information in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (14) and (16).

Item Number and Caption		Principal Location of Information in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extension).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

Unilever PLC (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt, attached as Exhibit A to Amendment No.1 to Amended and Restated Deposit Agreement, filed as Exhibit (a)(ii) hereto.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)	Amended and Restated Deposit Agreement, dated as of February 14, 2006, by and among Unilever PLC (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).

(a)(ii)	Amendment No.1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the Deposit Agreement. – Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as amended by Amendment No.1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, by and among Unilever PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of November, 2006.

Legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as amended by Amendment No.1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share to represent one (1) ordinary share, nominal value 3 1/9 pence per share, of Unilever PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susanna Ansala

Name:	Susanna Ansala
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

UNILEVER PLC

By:	/s/ Steve Williams

Name:	Steve Williams
Title:	Secretary
Date:	November 30, 2006

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Williams to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 30, 2006.

Signature	Title

/s/ Patrick Cescau	Group Chief Executive
(Principal Executive Officer)
Patrick Cescau

/s/ Rudy Markham	Chief Financial Officer
(Principal Financial Officer)
Rudy Markham

/s/ Dennis Michael Smith	Chief Accountant
(Principal Accounting Officer/Controller)
Dennis Michael Smith

/s/ Anthony Burgmans	Chairman, Non-Executive Director

Anthony Burgmans

/s/ Cornelis Job van der Graaf	Executive Director

Cornelis Job van der Graaf

/s/ Ralph Kugler	Executive Director

Ralph Kugler

Signature	Title

/s/ The Rt Hon The Lord Brittan of Spennithorn QC, DL	Non-Executive Director

The Rt Hon The Lord Brittan of Spennithorn QC, DL

/s/ The Rt Hon The Baroness Chalker of Wallasey	Non-Executive Director

The Rt Hon The Baroness Chalker of Wallasey

/s/ Professor Wim Dik	Non-Executive Director

Professor Wim Dik

/s/ The Lord Simon of Highbury CBE	Non-Executive Director

The Lord Simon of Highbury CBE

/s/ Jeroen van der Veer	Non-Executive Director

Jeroen van der Veer

/s/ Dr. Byron Grote	Non-Executive Director

Dr. Byron Grote

/s/ Jean-Cyril Spinetta	Non-Executive Director

Jean-Cyril Spinetta

/s/ Kornelis J. Storm	Non-Executive Director

Kornelis J. Storm

Authorized Representative in the U.S.

/s/ Ronald M. Soiefer

Name: Ronald M. Soiefer
Title: Senior Vice President, General Counsel and Secretary

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amended and Restated Deposit Agreement, dated as of February 14, 2006

(a)(ii)	Amendment No.1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006

(d)	Opinion of counsel to the Depositary

(e)	Certification under 466